UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington. D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR I5d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of      March, 2003

Novogen Limited

(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, 2113, Australia

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F V Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☐

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
82- ______.1

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited
(Registrant)

Date	3 March, 2003	By

*Print the name and title under the signature of the signing officer	Ronald Lea Erratt
Company secretary

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

     This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule l3a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

     Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished. such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

     The information required to be furnished pursuant to (i) (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

     This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be “filed” for the purposes of Section I8 of the Act or otherwise subject to the liabilities of that section.

     If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report.

     This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents into English.

     Reference is made to Rule 12b-l2(d) [17 CFR 240.l2b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

     Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations. versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

ASX & MEDIA RELEASE	3 MARCH 2003

NOVOGEN REDUCES LOSS, EXPANDS DRUG TRIALS AND INCREASES SALES

Pharmaceutical company, Novogen Limited is positioning itself for the next stage of human clinical trials for its major drug programs with an improved financial position for the half-year to 31 December 2002.

In the six months to December 2002 Novogen expanded its clinical research, increased product sales revenue, further contained its cost base and consolidated cash.

Net loss for the half-year to 31 December 2002, was $4.1 million, compared with $7.1 million for the previous corresponding period.

This result is a 43 per cent improvement over the previous corresponding period which itself was a 42 per cent improvement on the half-year to 31 December 2000.

Cash reserves at 31 December 2002 were $35 million. This figure did not include a $2.3 million royalty payment received from DuPont Protein Technologies, in early January 2003, for use of certain of Novogen’s isoflavone intellectual property.

Novogen’s gross revenue for the six months was $14.7 million, an increase of 6 per cent over the previous corresponding period or 12 per cent on a currency adjusted basis. The revenue improvement over the six months to 30 June 2002 is 16 per cent, or an 18 per cent increase in currency adjusted terms.

Novogen’s Managing Director, Mr Christopher Naughton, said the emphasis on improving the balance sheet was to enable the Company to exploit the next phase of its product development pipeline.

“Our lead anti-cancer compound, phenoxodiol, which is licensed to our separately listed US subsidiary Marshall Edwards Inc., is in phase two clinical trials and is being followed by a number of other applications of our phenolic technology platform, all of which are producing positive indications,” Mr Naughton said.

“Novogen is now equipped to explore fully and be in a position to maximise any joint business opportunities which present during the mid stages of the drug development programs.

“A third successive half year of financial consolidation positions the Company well to benefit from its scientific and commercial strategies,” Mr Naughton said.

Highlights of the half-year were:

•	expanded human clinical trialling of phenoxodiol to include phase II trials for ovarian cancer at Yale University Medical Center in the US, and for leukaemia at Royal North Shore Hospital in Australia;
•	granting of US and Australian patents on the skin repair compound NV-07#;
•	clinical trials of NV-07# demonstrating new mode of action;
•	successful completion of first clinical trial in the NV-04 cardiovascular drug program; and
•	jointly winning the Australian Technology Showcase Award for innovative development and international marketing of consumer products

Novogen’s consumer product range includes Promensil™ for menopausal women, Rimostil™ for post-menopausal women and Trinovin™ for the maintenance of prostate and urinary health in men.

2

Novogen is a world leader in the research and development of drugs derived from its phenolic technology platform. The company manages its international research and development programs utilising the expertise and clinical research capabilities of universities and hospitals in the US, Australia and other key international locations.

More information on phenoxodiol and on the Company can be found at www.marshalledwardsinc.com and www.novogen.com.

Statements herein that are not descriptions of historical facts are forward-looking and subject to risk and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors, including those set forth in the Company’s Securities and Exchange Commission filings under “Risk Factors”, including risks relating to the early stage of products under development; uncertainties relating to clinical trials; dependence on third parties; future capital needs; and risks relating to the commercialisation, if any, of the Company’s proposed products (such as marketing, safety, regulatory, patent, product liability, supply, competition and other risks).

ISSUED FOR	:	NOVOGEN LIMITED

LISTINGS	:	NASDAQ (CODE NVGN) ASX (CODE NRT)

FOR FURTHER
INFORMATION	:	MR CHRISTOPHER NAUGHTON, MANAGING DIRECTOR,
NOVOGEN LIMITED, TEL (02) 9878 0088 http://www.novogen.com

ISSUED BY	:	WESTBROOK COMMUNICATIONS
CONTACT: DAVID REID TEL (02) 9231 0922 OR 0417 217 157

Appendix 4B
Half yearly/preliminary final report

Rules 4.1, 4.3

Appendix 4B

Half yearly/preliminary final report

Introduced 30/6/2002.

Name of entity

Novogen Limited

ABN or equivalent company reference	Half yearly (tick)	Preliminary final (tick)	Half year/financial year ended (‘current period’)

37 063 259 754	☑	☐	December 2002

For announcement to the market Extracts from this report for announcement to the market (see note 1).			$A’000

Revenues from ordinary activities (item 1.1)	up/down	6%	to	14,663
Profit (loss) from ordinary activities after tax attributable to members (item 1.22)	up/down	43%	to	(4,121)
Profit (loss) from extraordinary items after tax attributable to members (item 2.5(d))	gain (loss) of			NIL
Net profit (loss) for the period attributable to members (item 1.11)	up/down	43%	to	(4,121)

Dividends (distributions)	Amount per security	Franked amount per security

Final dividend (Preliminary final report only — item 15.4)
Interim dividend (Half yearly report only — item 15.6)	Nil ¢	Nil ¢
Previous corresponding period (Preliminary final report — item 15.5; half yearly report - item 15.7)	Nil ¢	Nil ¢

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) (see item 15.2)

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

If this is a half yearly report it is to be read in conjunction with the most recent annual financial report.

+ See chapter 19 for defined terms.

31/12/2002	Appendix 4B Page 1

Appendix 4B
Half yearly/preliminary final report

Condensed consolidated statement of financial performance

		Current period - $A’000	Previous
			corresponding
			period - $A’000

1.1	Revenues from ordinary activities (see items 1.23 -1.25)	14,663	13,819
1.2	Expenses from ordinary activities (see items 1.26 & 1.27)	(18,820)	(20,817)
1.3	Borrowing costs	(71)	(163)
1.4	Share of net profits (losses) of associates and joint venture entities
	(see item 16.7)	—	—

1.5	Profit (loss) from ordinary activities before tax	(4,228)	(7,161)
1.6	Income tax on ordinary activities (see note 4)	—	(40)

1.7	Profit (loss) from ordinary activities after tax	(4,228)	(7,201)
1.8	Profit (loss) from extraordinary items after tax (see item 2.5)	—	—

1.9	Net profit (loss)	(4,228)	(7,201)
1.10	Net profit (loss) attributable to outside +equity interests	(107)	—

1.11	Net profit (loss) for the period attributable to members	(4,121)	(7,201)

Non-owner transaction changes in equity
1.12	Increase (decrease) in revaluation reserves
1.13	Net exchange differences recognised in equity	—	—
1.14	Other revenue, expense and initial adjustments	—	—
	recognised directly in equity (attach details)	—	—
1.15	Initial adjustments from UIG transitional provisions	—	—

1.16	Total transactions and adjustments recognised
	directly in equity (items 1.12 to 1.15)	—	—

1.17	Total changes in equity not resulting from
	transactions with owners as owners	(4,121)	(7,201)

		Current period	Previous
			corresponding
Earnings per security (EPS)			period

1.18	Basic EPS – cents	(4.3)	(7.6)
1.19	Diluted EPS - cents	(4.3)	(7.6)

+ See chapter 19 for defined terms.

31/12/2002	Appendix 4B Page 2

Appendix 4B
Half yearly/preliminary final report

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

		Current period -	Previous
		$A’000	corresponding
			period - $A’000

1.20	Profit (loss) from ordinary	(4,228)	(7,201)
	activities after tax (item 1.7)
1.21	Less (plus) outside +equity interests	(107)	—

1.22	Profit (loss) from ordinary activities after tax, attributable to members	(4,121)	(7,201)

Revenue and expenses from ordinary activities
 (see note 15)

		Current period -	Previous
		$A’000	corresponding
			period - $A’000

1.23	Revenue from sales or services	10,866	10,243
1.24	Interest revenue	664	672
1.25	Other relevant revenue:
	Grants Received	20	565
	Royalties Received	2,323	1,817
	Revenue from Sale of Assets	35	—
	Other Revenue	755	522
1.26	Details of relevant expenses:
	Cost of Goods Sold	(4,027)	(3,849)
	Selling and Distribution Costs	(1,963)	(1,964)
	Marketing Expenses	(5,452)	(7,064)
	R&D Expenses	(4,076)	(4,401)
	Administrative Expenses	(3,302)	(3,539)
	Sub Total	(18,820)	(20,817)
	Borrowing Costs	(71)	(163)
1.27	Depreciation and amortisation excluding amortisation of intangibles (see item 2.3)	(828)	(920)

Capitalised outlays
1.28	Interest costs capitalised in asset values	—	—
1.29	Outlays capitalised in intangibles (unless arising from an +acquisition of a business)	—	—

Consolidated retained profits

+ See chapter 19 for defined terms.

31/12/2002	Appendix 4B Page 3

Appendix 4B
Half yearly/preliminary final report

		Current period -	Previous
		$A’000	corresponding
period - $A’000

1.30	Retained profits (accumulated losses) at	(83,970)	(69,316)
the beginning of the financial period
1.31	Net profit (loss) attributable to members
	(item 1.11)	(4,121)	(7,201)
1.32	Net transfers from (to) reserves (details
	if material)	—	—
1.33	Net effect of changes in accounting policies	—	—
1.34	Dividends and other equity distributions
	paid or payable	—	—

1.35	Retained profits (accumulated losses) at
	end of financial period	(88,091)	(76,517)

Intangible and extraordinary items

Consolidated - current period

		Before tax	Related tax	Related outside	Amount
		$A’000	$A’000	+equity interests	(after tax)
		(a)	(b)	$A’000	attributable to
				(c)	members
$A’000
(d)

2.1	Amortisation of goodwill	16	—	—	16
2.2	Amortisation of other
	intangibles	—	—	—	—

2.3	Total amortisation of
	intangibles	16	—	—	16

2.4	Extraordinary items
	(details)	—	—	—	—

2.5	Total extraordinary
	items	—	—	—	—

Comparison of half year profits
(Preliminary final report only)		Current year - $A’000	Previous year - $A’000

3.1	Consolidated profit (loss) from ordinary activities
after tax attributable to members reported for the
1st half year (item 1.22 in the half yearly report)

+ See chapter 19 for defined terms.

31/12/2002	Appendix 4B Page 4

Appendix 4B
Half yearly/preliminary final report

3.2	Consolidated profit (loss) from ordinary activities
after tax attributable to members for the 2nd half
year
		________	________

+ See chapter 19 for defined terms.

31/12/2002	Appendix 4B Page 5

Appendix 4B
Half yearly/preliminary final report

			As shown in last	As in last half
Condensed consolidated statement of financial position		At end of current	annual report	yearly report
		period $A’000	$A’000	$A’000

	Current assets
4.1	Cash	34,959	39,937	25,595
4.2	Receivables	7,301	4,505	5,890
4.3	Investments	—	—	—
4.4	Inventories	6,194	6,907	7,630
4.5	Tax assets	—	—	—
4.6	Other (provide details if material)	408	517	373

4.7	Total current assets	48,862	51,866	39,488

	Non-current assets
4.8	Receivables	—	—	—
4.9	Investments (equity accounted)	—	—	—
4.10	Other investments	—	—	—
4.11	Inventories	163	597	2,439
4.12	Exploration and evaluation
	expenditure capitalised (see para
	.71 of AASB 1022)	—	—	—
4.13	Development properties (+mining
	entities)	—	—	—
4.14	Other property, plant and
	equipment (net)	8,471	9,213	10,481
4.15	Intangibles (net)	208	224	241
4.16	Tax assets	—	—	—
4.17	Other (provide details if material)	—	—	—

4.18	Total non-current assets	8,842	10,034	13,161

4.19	Total assets	57,704	61,900	52,649

	Current liabilities
4.20	Payables	4,676	4,280	4,302
4.21	Interest bearing liabilities	684	845	1,037
4.22	Tax liabilities	—	—	—
4.23	Provisions exc. tax liabilities	318	279	280
4.24	Other (provide details if material)	—	—	—

4.25	Total current liabilities	5,678	5,404	5,619

	Non-current liabilities
4.26	Payables	—	—	—
4.27	Interest bearing liabilities	1952	2,287	2,143
4.28	Tax liabilities	—	—	—
4.29	Provisions exc. tax liabilities	188	164	182
4.30	Other (provide details if material)	—	—	—

+ See chapter 19 for defined terms.

31/12/2002	Appendix 4B Page 6

Appendix 4B
Half yearly/preliminary final report

4.31	Total non-current liabilities	2140	2,451	2,325
Condensed consolidated statement of financial position continued
4.32	Total liabilities	7,818	7,855	7,944
4.33	Net assets	49,886	54,045	44,705

	Equity
4.34	Capital/contributed equity	137,313	137,249	121,222
4.35	Reserves	6	—	—
4.36	Retained profits (accumulated losses)	(88,091)	(83,970)	(76,517)

4.37	Equity attributable to members of the
	parent entity	49,228	53,279	44,705
4.38	Outside +equity interests in
	controlled entities	658	766	—

4.39	Total equity	49,886	54,045	44,705

4.40	Preference capital included as part
	of 4.37	—	—	—

Notes to the condensed consolidated statement of financial position

Exploration and evaluation expenditure capitalised
 (To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

		Current period	Previous
		$A’000	corresponding
period - $A’000

5.1	Opening balance	—	—
5.2	Expenditure incurred during current period	—	—
5.3	Expenditure written off during current period	—	—
5.4	Acquisitions, disposals, revaluation
	increments, etc	—	—
5.5	Expenditure transferred to Development
	Properties	—	—

5.6	Closing balance as shown in the consolidated
	balance sheet (item 4.12)	—	—

Development properties
 (To be completed only by entities with mining interests if amounts are material)

		Current period	Previous
		$A’000	corresponding
period - $A’000

6.1	Opening balance	—	—

+ See chapter 19 for defined terms.

31/12/2002	Appendix 4B Page 7

Appendix 4B
Half yearly/preliminary final report

6.2	Expenditure incurred during current period	—	—
6.3	Expenditure transferred from exploration and	—	—
evaluation
6.4	Expenditure written off during current period	—	—
6.5	Acquisitions, disposals, revaluation	—	—
increments, etc.
6.6	Expenditure transferred to mine properties	—	—

6.7	Closing balance as shown in the consolidated
	balance sheet (item 4.13)	—	—

Condensed consolidated statement of cash flows

		Current period	Previous
		$A’000	corresponding
			period - $A’000

	Cash flows related to operating activities
7.1	Receipts from customers	10,123	11,168
7.2	Payments to suppliers and employees	(15,390)	(16,908)
7.3	Dividends received from associates	—	—
7.4	Other dividends received	—	—
7.5	Interest and other items of similar nature
	received	608	573
7.6	Interest and other costs of finance paid	(71)	(164)
7.7	Income taxes paid	—	(40)
7.8	Other (provide details if material)	212	565

7.9	Net operating cash flows	(4,518)	(4,806)

	Cash flows related to investing activities
7.10	Payment for purchases of property, plant and equipment	(108)	(107)
7.11	Proceeds from sale of property, plant and equipment	35	—
7.12	Payment for purchases of equity investments	—	—
7.13	Proceeds from sale of equity investments	—	—
7.14	Loans to other entities	—	—
7.15	Loans repaid by other entities	—	—
7.16	Other (provide details if material)	—	—

7.17	Net investing cash flows	(73)	(107)

	Cash flows related to financing activities
7.18	Proceeds from issues of +securities	63	—
	(shares, options, etc.)
7.19	Proceeds from borrowings	—	—
7.20	Repayment of borrowings	(496)	(559)
7.21	Dividends paid	—	—
7.22	Other (provide details if material)	—	—

+ See chapter 19 for defined terms.

31/12/2002	Appendix 4B Page 8

Appendix 4B
Half yearly/preliminary final report

7.23	Net financing cash flows	(433)	(559)

7.24	Net increase (decrease) in cash held	(5,024)	(5,472)
7.25	Cash at beginning of period	39,937	31,129
	(see Reconciliation of cash)
7.26	Exchange rate adjustments to item 7.25	46	(62)

7.27	Cash at end of period	34,959	25,595
	(see Reconciliation of cash)

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. ( If an amount is quantified, show comparative amount.)

Nil

Reconciliation of cash

Reconciliation of cash at the end of the period (as			Previous
shown in the consolidated statement of cash flows) to			corresponding
the related items in the accounts is as follows.		Current period $A’000	period - $A’000

8.1	Cash on hand and at bank	15,654	633
8.2	Deposits at call	19,305	24,962
8.3	Bank overdraft	—	—
8.4	Other (provide details)	—	—

8.5	Total cash at end of period (item 7.27)	34,959	25,595

Other notes to the condensed financial statements

Ratios		Current period	Previous
			corresponding
			period

	Profit before tax / revenue
9.1	Consolidated profit (loss) from ordinary activities before tax (item 1.5) as a percentage of revenue (item 1.1)	(28.8)	(48.8)

	Profit after tax / +equity interests
9.2	Consolidated net profit (loss) from ordinary activities after tax attributable to members (item 1.11) as a percentage of equity (similarly attributable) at the end of the period (item 4.37)	(8.4)	(16.1)

+ See chapter 19 for defined terms.

31/12/2002	Appendix 4B Page 9

Appendix 4B
Half yearly/preliminary final report

Earnings per security (EPS)

10.	Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of AASB 1027: Earnings Per Share are as follows.

Refer schedule attached

			Previous
NTA backing			corresponding
(see note 7)		Current period	period

11.1	Net tangible asset backing per +ordinary security	$0.520	$0.468

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1       Discontinuing Operations

N/A

+ See chapter 19 for defined terms.

31/12/2002	Appendix 4B Page 10

Appendix 4B
Half yearly/preliminary final report

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	Nil

13.2	Consolidated profit (loss) from ordinary activities and
extraordinary items after tax of the controlled entity (or
group of entities) since the date in the current period on
	which control was +acquired	$—

13.3	Date from which such profit has been calculated	—

13.4	Profit (loss) from ordinary activities and extraordinary
items after tax of the controlled entity (or group of
	entities) for the whole of the previous corresponding period	$—

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	Nil

14.2	Consolidated profit (loss) from ordinary activities and
extraordinary items after tax of the controlled entity (or
group of entities) for the current period to the date of
	loss of control	$—

14.3	Date to which the profit (loss) in item 14.2 has been
calculated

14.4	Consolidated profit (loss) from ordinary activities and
extraordinary items after tax of the controlled entity (or
group of entities) while controlled during the whole of the
	previous corresponding period	$—

14.5	Contribution to consolidated profit (loss) from ordinary
activities and extraordinary items from sale of interest
	leading to loss of control	$—

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	—

15.2	+Record date to determine entitlements to the dividend
(distribution) (ie, on the basis of proper instruments of
transfer received by 5.00 pm if +securities are not +CHESS
approved, or security holding balances established by 5.00
pm or such later time permitted by SCH Business Rules if
+securities are +CHESS approved)

15.3	If it is a final dividend, has it been declared?	—
(Preliminary final report only)

Amount per security

+ See chapter 19 for defined terms.

31/12/2002	Appendix 4B Page 11

Appendix 4B
Half yearly/preliminary final report

		Amount per	Franked amount per	Amount per security
		security	security at % tax	of foreign source
			(see note 4)	dividend

(Preliminary final report only)
15.4	Final dividend: Current year	-¢	-¢	-¢
15.5	Previous year	-¢	-¢	-¢

(Half yearly and preliminary final reports)
15.6	Interim dividend: Current year	-¢	-¢	-¢
15.7	Previous year	-¢	-¢	-¢

Total dividend (distribution) per security (interim plus final)
 (Preliminary final report only)

		Current year	Previous year

15.8	+Ordinary securities	-¢	-¢
15.9	Preference +securities	-¢	-¢

Half yearly report — interim dividend (distribution) on all securities or Preliminary final report — final dividend (distribution) on all securities

		Current period $A’000	Previous corresponding
period - $A’000

15.10	+Ordinary securities (each class separately)	—	—
15.11	Preference +securities (each class separately)	—	—
15.12	Other equity instruments (each class separately)	—	—

15.13	Total	—	—

The +dividend or distribution plans shown below are in operation.

N/A

The last date(s) for receipt of election notices for the +dividend or distribution plans	N/A

Any other disclosures in relation to dividends (distributions). (For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)

Nil

+ See chapter 19 for defined terms.

31/12/2002	Appendix 4B Page 12

Appendix 4B
Half yearly/preliminary final report

Details of aggregate share of profits (losses) of associates and joint venture entities

Previous
Group’s share of associates’ and joint venture		Current period	corresponding
entities’:		$A’000	period - $A’000

16.1	Profit (loss) from ordinary activities before tax	—	—
16.2	Income tax on ordinary activities	—	—

16.3	Profit (loss) from ordinary activities after tax	—	—
16.4	Extraordinary items net of tax	—	—

16.5	Net profit (loss)	—	—
16.6	Adjustments	—	—

16.7	Share of net profit (loss) of associates and joint venture entities	—	—

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. (If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition (“from dd/mm/yy”) or disposal (“to dd/mm/yy”).)

Name of entity		Percentage of ownership interest		Contribution to net profit (loss)
		held at end of period or date of		(item 1.9)
disposal

17.1	Equity	Current	Previous	Current period	Previous
	accounted	Period	corresponding	$A’000	corresponding
	associates and		period		period -
	joint venture				$A’000
entities

		—	—	—	—

17.2	Total	—	—	—	—

17.3	Other material
	interests	—	—	—	—

17.4	Total	—	—	—	—

+ See chapter 19 for defined terms.

31/12/2002	Appendix 4B Page 13

Appendix 4B
Half yearly/preliminary final report

Issued and quoted securities at end of current period
 (Description must include rate of interest and any redemption or conversion rights together with prices and dates)

	Category of +securities	Total number	Number quoted	Issue price per	Amount paid up per
				security (see note 14)	security (see note 14)
				(cents)	(cents)

18.1	Preference +securities	Nil

	(description)
18.2	Changes during current period
	(a) Increases through issues
	(b) Decreases through
	returns of capital,
	buybacks, redemptions
18.3	+Ordinary securities	95,444,448	95,444,448

	Changes during current period
18.4	(a) Increases through issues
	(b) Decreases through	Nil
	returns of capital, buybacks	Nil

18.5	+Convertible debt
	securities
	(description and conversion
	factor)	Nil

18.6	Changes during current period
	(a) Increases through issues
	(b) Decreases through
	securities matured,
	converted

18.7	Options (description and			Exercise	Expiry
	conversion factor)			price	date
					(if any)

	Unlisted	110,407		$2.23	25/3/03
	Unlisted	700,000		$2.91	24/9/03
	Unlisted	138,080		$2.84	26/3/04
	Unlisted	20,000		$2.00	22/12/03
	Unlisted	20,000		$2.946	26/6/04
	Unlisted	85,000		$2.7725	29/6/04
	Unlisted	157,956		$4.00	13/3/05
	Unlisted	50,180		$3.5819	20/7/05
	Unlisted	6,256		$4.01	27/10/05
	Unlisted	175,584		$4.00	30/11/05
	Unlisted	101,950		$2.05	13/7/06
	Unlisted	558,844		$1.53	10/8/06
	Unlisted	563,532		$2.10	30/11/07

18.8	Issued during current period
	Unlisted	563,532		$2.10	30/11/07

18.9	Exercised during current
	period
	Unlisted	31,734		$2.00	22/12/03

+ See chapter 19 for defined terms.

31/12/2002	Appendix 4B Page 14

Appendix 4B
Half yearly/preliminary final report

	Category of +securities	Total number	Number quoted	Issue price per	Amount paid up per
				security (see note 14)	security (see note 14)
				(cents)	(cents)

18.10	Expired during current period
	Unlisted	6,768		$4.00	13/3/05
	Unlisted	7,248		$4.00	30/11/05
	Unlisted	37,604		$1.53	30/11/07

18.11	Debentures (description)
Nil
18.12	Changes during current period
(a) Increases through issues
(b) Decreases through
securities matured,
converted

18.13	Unsecured notes
	(description)	Nil
18.14	Changes during current period
(a) Increases through issues
(b) Decreases through
securities matured,
converted

Segment reporting
 (Information on the business and geographical segments of the entity must be reported for the current period in accordance with AASB 1005: Segment Reporting and for half year reports, AASB 1029: Interim Financial Reporting. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity’s +accounts should be reported separately and attached to this report.)

Attached

Comments by directors
 (Comments on the following matters are required by ASX or, in relation to the half yearly report, by AASB 1029: Interim Financial Reporting. The comments do not take the place of the directors’ report and statement (as required by the Corporations Act) and may be incorporated into the directors’ report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

Basis of financial report preparation

19.1	If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting. It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period. The financial statements in this report are “condensed financial statements” as defined in AASB 1029: Interim Financial Reporting. This report does not include all the notes of the type normally included in an annual financial report. [Delete if preliminary final report.]

19.2	Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

NIL

+ See chapter 19 for defined terms.

31/12/2002	Appendix 4B Page 15

Appendix 4B
Half yearly/preliminary final report

19.3	A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

NIL

19.4	Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

NIL

19.5	Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with AASB 1029: Interim Financial Reporting. Disclose changes in accounting policies in the preliminary final report in accordance with AASB 1001: Accounting Policies-Disclosure).

NIL

19.6	Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

N/A

19.7	Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

+ See chapter 19 for defined terms.

31/12/2002	Appendix 4B Page 16

Appendix 4B
Half yearly/preliminary final report

Contingent Liabilities:
The claim made by a former employee for breach of employment contract has been settled by Deed.

Contingent Assets:
The Company has contracts under the Commonwealth Government START Grant scheme whereby certain R&D expenditure is reimbursed to the Company. The reimbursement is uncertain as a result of it being subject to Government funds being available and Novogen demonstrating satisfactory progress and expenditure on the individual projects. The estimated potential funds receivable is approximately $230,000 at December 2002. The company recognises these amounts when they are received.

Additional disclosure for trusts

20.1	Number of units held by the management company or responsible entity or their related parties.

20.2	A statement of the fees and commissions payable to the management company or responsible entity.

Identify:
• initial service charges
• management fees
• other fees

Annual meeting
(Preliminary final report only)

The annual meeting will be held as follows:

Place

Date

Time

Approximate date the +annual report will be available

Compliance statement

+ See chapter 19 for defined terms.

31/12/2002	Appendix 4B Page 17

Appendix 4B
Half yearly/preliminary final report

Compliance statement

1	This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used

2	This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3	This report does/* (delete one) give a true and fair view of the matters disclosed (see note 2).

4	This report is based on +accounts to which one of the following applies.
(Tick one)
☐	The +accounts have been audited	☑	The +accounts have been subject to review.

☐	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have not yet been audited or reviewed.

5	If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available* (delete one). (Half yearly report only — the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)

6	The entity has/* (delete one) a formally constituted audit committee.

Sign here:	.............................................................	Date: ............................
(/Company Secretary)

Print name:	Ronald Lea Erratt

Notes

1.	For announcement to the market The percentage changes referred to in this section are the percentage changes calculated by comparing the current period’s figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in

+ See chapter 19 for defined terms.

31/12/2002	Appendix 4B Page 18

Appendix 4B
Half yearly/preliminary final report

accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section. Entities are encouraged to attach notes or fuller explanations of any significant changes to any of the items in page 1. The area at the end of the announcement section can be used to provide a cross reference to any such attachment.

2.	True and fair view If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3.	Condensed consolidated statement of financial performance

Item 1.1	The definition of “revenue” and an explanation of “ordinary activities” are set out in AASB 1004: Revenue, and AASB 1018: Statement of Financial Performance.

Item 1.6	This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4.	Income tax If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax prima facie payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts. The rate of tax applicable to the franking amount per dividend should be inserted in the heading for the column “Franked amount per security at % tax” for items 15.4 to 15.7.

5.	Condensed consolidated statement of financial position

Format The format of the consolidated statement of financial position should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of AASB 1029: Interim Financial Reporting, and AASB 1040: Statement of Financial Position. Also, banking institutions, trusts and financial institutions may substitute a clear liquidity ranking for the Current/Non-Current classification.

Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of AASB 1010: Accounting for the Revaluation of Non-Current Assets. If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required.

6.	Condensed consolidated statement of cash flows For definitions of “cash” and other terms used in this report see AASB 1026: Statement of Cash Flows. Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of AASB 1026. +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7.	Net tangible asset backing Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all

+ See chapter 19 for defined terms.

31/12/2002	Appendix 4B Page 19

Appendix 4B
Half yearly/preliminary final report

liabilities, preference shares, outside +equity interests etc). +Mining entities are not required to state a net tangible asset backing per +ordinary security.

8.	Gain and loss of control over entities The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity’s consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9.	Rounding of figures This report anticipates that the information required is given to the nearest $1,000. If an entity reports exact figures, the $A’000 headings must be amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, and the $A’000 headings must be amended.

10.	Comparative figures Comparative figures are to be presented in accordance with AASB 1018 or AASB 1029 Interim Financial Reporting as appropriate and are the unadjusted figures from the latest annual or half year report as appropriate. However, if an adjustment has been made in accordance with an accounting standard or other reason or if there is a lack of comparability, a note explaining the position should be attached. For the statement of financial performance, AASB 1029 Interim Financial Reporting requires information on a year to date basis in addition to the current interim period. Normally an Appendix 4B to which AASB 1029 Interim Financial Reporting applies would be for the half year and consequently the information in the current period is also the year to date. If an Appendix 4B Half yearly version is produced for an additional interim period (eg because of a change of reporting period), the entity must provide the year to date information and comparatives required by AASB 1029 Interim Financial Reporting. This should be in the form of a multi-column version of the consolidated statement of financial performance as an attachment to the additional Appendix 4B.

11.	Additional information An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a director’s report and declaration, if lodged with the +ASIC, must be given to ASX.

12.	Accounting Standards ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one exists) must be complied with.

13.	Corporations Act financial statements This report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14.	Issued and quoted securities The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15	Details of expenses AASB 1018 requires disclosure of expenses from ordinary activities according to either their nature or function. For foreign entities, there are similar requirements in other accounting standards accepted by ASX. AASB ED 105 clarifies that the disclosures required by AASB 1018 must be either all according to nature or all according to function.

+ See chapter 19 for defined terms.

31/12/2002	Appendix 4B Page 20

Appendix 4B
Half yearly/preliminary final report

Entities must disclose details of expenses using the layout (by nature or function) employed in their +accounts.

The information in lines 1.23 to 1.27 may be provided in an attachment to Appendix 4B.

Relevant Items AASB 1018 requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is relevant in explaining the financial performance of the reporting entity. The term “relevance” is defined in AASB 1018. There is an equivalent requirement in AASB 1029: Interim Financial Reporting. For foreign entities, there are similar requirements in other accounting standards accepted by ASX.

16	Dollars If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to “000” must be changed to the reporting value.

17.	Discontinuing operations

Half yearly report

All entities must provide the information required in paragraph 12 for half years beginning on or after 1 July 2001.

Preliminary final report

Entities must either provide a description of any significant activities or events relating to discontinuing operations equivalent to that required by paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they are required to disclose in their +accounts in accordance with AASB 1042 Discontinuing Operations.

In any case the information may be provided as an attachment to this Appendix 4B.

18.	Format

This form is a Word document but an entity can re-format the document into Excel or similar applications for submission to the Companies Announcements Office in ASX.

+ See chapter 19 for defined terms.

31/12/2002	Appendix 4B Page 21

ASX AND MEDIA RELEASE	3 MARCH 2003

MARSHALL EDWARDS INC. PHASE II ANTI-CANCER PROGRAM, ON SCHEDULE

Novogen Limited’s subsidiary, Marshall Edwards Inc. (LSE-AIM: MSH), has just made the following announcement to the London Stock Exchange’s Alternative Investment Market.

Pharmaceutical company, Marshall Edwards Inc (MSH) has completed the half-year ending December 31, 2002 with significant clinical advances and entered phase II clinical trials with the anti-cancer drug phenoxodiol. MSH is a subsidiary of Novogen Limited (Nasdaq: NVGN).

The half-year financial result is within forecast with cash resources at December 31 of US$ 8.1 million. The loss for the half-year period was US$ 1.2 million.

The clinical trials with the anti-cancer drug phenoxodiol continued to advance with completion of the phase I program for the intravenous dosage and the commencement of phase II trials. The phase II trials are underway for ovarian cancer at Yale University Medical Center in the US, and for leukemia at Royal North Shore Hospital in Australia.

Additionally the Company is continuing the phase I trial program for the oral dosage formulation, and expanding the laboratory studies to further understand the mechanism of action of phenoxodiol.

Phenoxodiol kills cancer cells by inducing apoptosis (programmed cell death). It does this by allowing activation of the death receptors that are normally turned off in cells that are cancerous. Phenoxodiol has shown activity against every type of cancer cell tested to date.

The safety profile of phenoxodiol in humans has been demonstrated in all patients who have undertaken treatment. No specific drug related side effects have been identified.

The President and CEO of Marshall Edwards Inc., Mr Christopher Naughton, said the highly encouraging clinical progress and the continued demonstration of the safety profile of phenoxodiol had been achieved within rigorous financial controls.

“The Company now has the capacity during 2003 to undertake further phase II trials and expand the human clinical trials into other cancer types,” Mr Naughton said.

Under U.S. law, a new drug cannot be marketed until it has been investigated in clinical trials. After the results of these trials are submitted in a new drug application to the FDA, the FDA must approve the drug as safe and effective before marketing can take place.

More information on phenoxodiol and on the Company can be found at www.marshalledwardsinc.com .

Marshall Edwards Inc (MSH) is listed on the London Stock Exchange’s Alternative Investment Market and is 95 per cent owned by ASX and NASDAQ-listed Novogen Limited (ASX: NRT, NASDAQ: NVGN).

Statements herein that are not descriptions of historical facts are forward-looking and subject to risk and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors, including those set forth in the Company’s Securities and Exchange Commission filings under “Risk Factors”, including risks relating to the early stage of products under development; uncertainties relating to clinical trials; dependence on third parties; future capital needs; and risks relating to the commercialisation, if any, of the Company’s proposed products (such as marketing, safety, regulatory, patent, product liability, supply, competition and other risks).

ISSUED FOR	:	NOVOGEN LIMITED
LISTINGS	:	ASX (CODE NRT), NASDAQ (CODE NVGN)
FOR FURTHER
INFORMATION	:	DR GRAHAM KELLY, PHENOXODIOL PROGRAM DIRECTOR, NOVOGEN
LIMITED, EXECUTIVE CHAIRMAN, MARSHALL EDWARDS INC.,
TEL (02) 9878 0088 http://www.novogen.com
ISSUED BY	:	WESTBROOK COMMUNICATIONS
CONTACT: DAVID REID TEL (02) 9231 0922 OR 0417 217 157